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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-68523

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **American Elm Distribution Partners LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

100 Arboretum Drive, Ste 105

(No. and Street)

Portsmouth	NH	03801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ilina Stamova   (212) 668-8700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP

(Name – *if individual, state last, first, middle name*)

One Penn Plaza, Ste 3000	New York	NY	10119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
Trading and Markets

FEB 1 4 2020

RECEIVED

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, __Michael Ponticello__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN ELM DISTRIBUTION PARTNERS, LLC , as of __December 31__ , 20 19 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

STEPHANIE L BLANDINA
Notary Public-New Hampshire
My Commission Expires
December 05, 2023

_____
Signature

PRESIDENT
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

American Elm Distribution Partners, LLC

Statement of Financial Condition

Year Ended December 31, 2019

American Elm Distribution Partners, LLC

Year Ended December 31, 2019

Contents

Financial Statement



Report of Independent Registered Public Accounting Firm

To the Member of
American Elm Distribution Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of American Elm Distribution Partners, LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "statement of financial condition"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly Virchow Krause, LLP

We have served as the Company's auditor since 2010.

New York, New York
February 7, 2020

American Elm Distribution Partners, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Financial Condition
As of December 31, 2019

ASSETS

Cash and cash equivalents	$	205,097
Accounts receivable		4,613
Prepaid expenses		40,207
Furniture and equipment, net		2,751
TOTAL ASSETS	$	252,668

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	91,960
MEMBER'S EQUITY		160,708
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	252,668

American Elm Distribution Partners, LLC

1. Organization and Nature of Business

American Elm Distribution Partners, LLC (the "LLC") was formed on January 14, 2010 as a Delaware limited liability company and is a wholly-owned subsidiary of Arboretum Group, LLC. The LLC is a registered broker dealer, a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and is exempt from the requirements of rule 15c3-3 of the Securities and Exchange Commission (the "SEC") since the LLC does not take custody of any customer funds or securities. The LLC's primary business activity is to underwrite and sell partnership interests in publicly registered equipment leasing programs sponsored by its affiliated entities.

Prior to the change of ownership, the LLC was owned by SQN Capital Management, LLC. As of September 6, 2017 FINRA approved a change of ownership and the LLC was purchased by Arboretum Group, LLC.

In January 2019 the LLC made a legal change to its name from SQN Securities, LLC to American Elm Distribution Partners, LLC.

2. Significant Accounting Policies

Basis of accounting - The financial statement is prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash and cash equivalents - The LLC considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in a checking account held at financial institutions.

Revenue recognition - The LLC's fee income is comprised of two components. Base fee is earned monthly in advance and underwriting fees are earned upon closing in accordance with the terms of their respective agreements. As of January 1, 2018, the LLC adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606 by applying the modified retrospective method. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606. The adoption of FASB ASC Topic 606 did not have an impact on the recognition of our primary sources of revenue such as fundraising and advisory fees. The timing of recognition of substantially all of our remaining revenue was also not impacted, and we therefore did not record any cumulative effect adjustment to opening equity as of January 1, 2018.

Disaggregation of the LLC's revenue by major sources for the year ending December 31, 2019 is as follows:

Revenue Stream	Income Statement Classification	Total Revenue	
Base Fee revenue	Fee Income	$	160,000
Underwriting Fees	Fee Income		700,908
		$	860,908

2. Significant Accounting Policies (continued)

Income taxes – The LLC is taxed as a partnership and no provision for income taxes is recorded since the liability for such taxes is that of the Member rather than the LLC. The LLC's income tax returns are subject to examination by the federal and state taxing authorities, and changes, if any, could adjust the individual income tax of the Member.

Uncertain tax positions - The LLC follows the provisions of Financial Accounting Standards Board (FASB) Topic 740, Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position"). This accounting guidance prescribes recognition thresholds that must be met before a tax position is recognized in the financial statement and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Uncertain Tax Position, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The LLC has evaluated its tax position for the year ended December 31, 2019, and does not expect any material adjustments to be made.

Use of estimates - The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires the LLC to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statement. Actual results could differ from those estimates.

3. Related Party Transactions

For the year ended December 31, 2019, the LLC earned $860,908 as revenue for its services as selling agent for affiliated funds. The LLC has an expense sharing agreement dated November 15, 2010 with SQN Capital Management, LLC, an affiliated entity through September 6, 2017. According to an addendum, this agreement remained in effect through June 30, 2019. Following such date, this agreement shall remain in effect for an indefinite period provided that either party may terminate this agreement upon no less than thirty (30) days written notice.

As of February 1, 2017 the LLC entered into another expense sharing agreement with Arboretum Investment Advisors, LLC, an entity under common ownership that shall remain in effect for a period of one year and shall automatically renew for additional year periods until either party delivers written notice of termination to the other party. Both agreements cover occupancy and office expenses. The amounts paid to SQN Capital Management, LLC and Arboretum Investment Advisors, LLC as of December 31, 2019 for such expenses were $2,500 and $35,570.

4. Net Capital Requirements

The LLC is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, the LLC had net capital of $113,137 which was $107,006 in excess of its required net capital of $6,131. The LLC's ratio of aggregate indebtedness to net capital was 81.28%.

5. Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is based on the straight line method over five years, the estimated useful lives of the assets. Fixed assets were placed in service on January 1, 2018.

Fixed assets consist of the following:

Furniture and equipment	$	4,585
Less: accumulated depreciation		(1,834)
Furniture and equipment, net	$	2,751

Depreciation expense for the year ended December 31, 2019 was $917.

6. Concentrations of Credit Risk

Cash - The LLC maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit insurance Corporation. The exposure to the LLC is solely dependent upon daily bank balances and the respective strength of the financial institution. The LLC has not incurred any losses on this account. At December 31, 2019, the balance was not in excess of insured of $250,000.

Revenue - At December 31, 2019 and for the year then ended, the LLC' revenues were derived from four affiliated entities. They represented 100% of the LLC's total revenue.

7. Indemnifications

In the normal course of its business, the LLC indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the LLC. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

The LLC provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The LLC may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

8. Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases, requiring the recognition of lease assets and lease liabilities by lessees for those leases previously classified as operating leases under previous U.S. GAAP. The lease asset would reflect a right-to-use asset and the lease liability would reflect the present value of the future lease payments. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 and a modified retrospective transition approach is required where companies will have to recognize and measure leases at the beginning of the earliest period presented. The LLC has determined that there is no impact under the new lease standards on the LLC's financial statement due to the terms of their expense sharing agreement.

9. Subsequent Events

The LLC has evaluated events and transactions that occurred between January 1, 2020 and February 7, 2020, which is the date the financial statement was available to be issued for possible disclosure and recognition in financial statement.

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